EXHIBIT 99.2






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                             [Telemig Celular logo]


                       TELEMIG CELULAR PARTICIPACOES S. A.
                              Publicly-held Company
               CNPJ N(0) 02.558.118/0001-65 - NIRE 533.0000.577-0

                             NOTICE TO SHAREHOLDERS
                              PAYMENT OF DIVIDENDS

Telemig Celular Participacoes S.A. informs that the Annual/Special Shareholders Meeting, held on March 19, 2003, resolved the payment of dividends regarding financial year 2002, on the following conditions:

1 - AMOUNT

The total amount of dividends to be distributed is twenty-three million, six hundred and five thousand, seven hundred and forty-seven Reais and seventeen cents (R$ 23,605,747.17).

The amount per lot of one thousand common and preferred shares is R$0.069341.


2 - "EX-DIVIDENDS" NEGOTIATION

The dividends shall be paid to the shareholders holding shares on March 19, 2003.

As from March 20, 2003, the shares of Telemig Celular Participacoes S.A. shall be traded "ex-dividends" concerning the year 2002.

There shall be no withholding income tax on the dividends mentioned above.


3 -  PAYMENT DATE

The payments shall be made as from 04/01/2003.



4 - FORM AND PLACE OF PAYMENT

The dividends corresponding to the shares deposited in Fungible Custody of C.B.L.C. - Companhia Brasileira de Liquidacao e Custodia - shall be credited to this


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                             [Telemig Celular logo]

Institution, which through the authorized Brokers, shall transfer them to the shareholders.

The other shareholders shall receive their dividends at the branch of Banco ABN-AMRO Real S.A. of their choice, identified by the documents mentioned below.

Individuals: Certified copy of the Identity Card, Card showing entry in Individual Taxpayer Card (CPF) and evidence of address.

Legal entities: Certified copy of the National Register of Legal Entities (CNPJ/MF) card, current Articles of Association or By-laws, as well as the minutes electing the acting executive board. The managing partners or executive officers with powers to represent the company shall submit a certified copy of the Identity Card, Card showing entry in Individual Taxpayers Register (CPF) and evidence of address.

In the event of representation by proxy, submittal of the respective public deed of power of attorney and the certified copies of the Identity Card and CPF Card of the attorney(s) shall be required.

                            Brasilia, March 19, 2003.



                                  Joao Cox Neto
                      Executive Investor Relations Officer